APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Hiatus Wine, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SHARES (01)	5.00
PREMIER CHECKING (09)	166.45
Total Bank Accounts	**$171.45**
Total Current Assets	**$171.45**
TOTAL ASSETS	**$171.45**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	3,691.71
Retained Earnings	0.00
Net Income	-3,520.26
Total Equity	**$171.45**
TOTAL LIABILITIES AND EQUITY	**$171.45**

I, Henri Gaeddert, certify that:

1. The financial statements of Hiatus Wine, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hiatus Wine, LLC has not been included in this Form as Hiatus Wine, LLC was formed on 10/15/2020 and has not filed a tax return to date.

Signature	*Henri Gaeddert*
Name:	Henri Gaeddert
Title:	Owner/Member